                                                                     Exhibit 2.1

Network Associates, Inc. and Dr Solomon's Group PLC
Goldman Sachs International
622617
For immediate release.
Not for release, publication or distribution in Australia or Japan.


June 9, 1998

                   NETWORK ASSOCIATES TO ACQUIRE DR SOLOMON'S

     European Anti-Virus Software Vendor to Join Preeminent Network Security
                             and Management Company

Network Associates (NASDAQ: NETA), formed late last year by the merger of McAfee Associates and Network General, and Dr Solomon's Group PLC (NASDAQ: SOLLY), today announced that they have signed a definitive agreement whereby Network Associates proposes to acquire Dr Solomon's, a leading European-based provider of anti-virus software products. The Acquisition, valued at over $640 million, will be a taxable transaction to US holders of Dr Solomon's Ordinary Shares and ADSs and is expected to be accounted for as a pooling of interests for US accounting purposes.

Today's announcement builds on the foundation of Network Associates' core strengths and extends its popular anti-virus technology, which evolved from its flagship product, McAfee VirusScan. Shortly after the Acquisition, Dr Solomon's Anti-Virus Toolkit will be available as part of Network Associates' enterprise security suites, the Total Virus Defense (TVD) suite, and Net Tools Secure, the only integrated software bundle on the market to incorporate anti-virus, encryption, authentication, firewall, intrusion detection and scanning technology.

"With today's news, Network Associates further demonstrates its vision and commitment to deliver world-class enterprise security products to the global market," said Bill Larson, CEO, chairman and president of Network Associates. "Network Associates is primed to deploy integrated enterprise security systems to Europe's largest companies."

"I believe that Dr Solomon's and Network Associates represent an excellent fit in terms of products, markets and infrastructure," said Geoff Leary, chief executive of Dr Solomon's. "The combination should enable one of the most comprehensive ranges of security products to be made available to Dr Solomon's customers around the world."

Network Associates has distributed more than 50 million units of its security and anti-virus software, and its customer base includes a significant number of Fortune 500 companies. Its PGP encryption and authentication technology is considered a worldwide standard for Internet email and file encryption. Network Associates' market presence will be enhanced through access to Dr Solomon's customers.

Network Associates was one of the first anti-virus providers on the market to attack virus infection through a multi-tiered approach with the TVD suite. In 1998 Network Associates evolved and expanded that strategy with the delivery of its Net Tools Secure suite, which addresses network security through an integrated, multi-tiered security architecture.

Network Associates expects that it will incur a one time charge in the third quarter of 1998 resulting from expenses and other charges associated with the Acquisition. Excluding this one time charge, the Board of Network Associates expects the Acquisition to be modestly dilutive to earnings per share in the third quarter of its financial year ending December 31, 1998, but is expected to be non-dilutive in the fourth quarter, and to be modestly accretive for the financial year ending December 31, 1999. This statement should not be interpreted to mean that the future earnings per share of Network Associates Common Stock will necessarily be greater than the earnings per share of Network Associates for its financial year ending December 31, 1997.

The proposed Acquisition is to take place by means of a scheme of arrangement under section 425 of the UK Companies Act of 1985. Under the terms of the Acquisition, holders of Dr Solomon's Ordinary Shares will receive 0.27625 shares of Network Associates' Common Stock for each Dr Solomon's Ordinary

Share. As one Dr Solomon's ADS represents three Dr Solomon's Ordinary Shares, this is equivalent to 0.82875 shares of Network Associates Common Stock for each Dr Solomon's ADS. The Boards of Dr Solomon's and Network Associates expect the Acquisition to be completed within approximately 90 days, subject to the approval of Dr Solomon's shareholders and the High Court in London, regulatory reviews and the satisfaction or waiver of other conditions.

With headquarters in Aylesbury, UK, Dr Solomon's Group PLC, a leading supplier of anti-virus software, develops, markets and supports anti-virus software programs for PCs and PC networks. Dr Solomon's products provide effective and easy-to-use software solutions to the risks posed by the proliferation of new and increasingly sophisticated types of computer viruses. The most recent version of the Dr Solomon's Anti-Virus Toolkit can detect and identify more than 19,000 known computer viruses.

With headquarters in Santa Clara, California, Network Associates, Inc., formed by the merger of McAfee Associates and Network General, is a leading supplier of enterprise network security and management solutions. Network Associates' Net Tools Secure and Net Tools Manager offer suite-based network security and management solutions. Net Tools Secure and Net Tools Manager suites combine to create Net Tools which centralizes these solutions within an easy-to-use, integrated systems management environment. For more information, Network Associates can be reached at (408) 988-3832 or on the Internet at http://www. nai.com.


Enquiries:

Dr Solomon's

David Stephens, Finance Director                         +44 1296 318 700

Goldman Sachs International

Fergal O'Driscoll                                        +44 171 774 1000
Greg Lemkau                                               +1 415 393 7500

Shandwick Consultants

Rollo Head                                               +44 171 329 0096

Network Associates

Prabhat Goyal, Chief Financial Officer                    +1 408 346 3110

Morgan Stanley

Andrew Bell                                              +44 171 425 5555
Nicholas Osborne                                          +1 650 234 5500

Copithorne & Bellows

Alissa Bushnell                                           +1 415 975 2224

This summary should be read in conjunction with the full text of the announcement.

This announcement contains forward-looking statements including with respect to the consummation of the Acquisition and the integration of products, and opportunities and synergies related to the Acquisition. Because such statements apply to future events, they are subject to risks and uncertainties that could cause the actual results to differ materially, including without limitation, integration risks related to the Acquisition and the risk that the Acquisition will not be consummated, and the risks that the anticipated benefits of the Acquisition will not be realised.

This announcement is published on behalf of Network Associates and Dr Solomon's and has been approved by Morgan Stanley & Co. Limited and Goldman Sachs International, each of which are regulated by The Securities and Futures Authority Limited, for the purposes of section 57 of the Financial Services Act 1986.

Goldman Sachs International, which is regulated by The Securities and Futures Authority Limited, is acting for Dr Solomon's in connection with the Acquisition and no-one else and will not be responsible to anyone other than Dr Solomon's for providing the protections afforded to customers of Goldman Sachs International, nor for providing advice in relation to the Acquisition.

Morgan Stanley and Co. Limited, which is regulated by The Securities and Futures Authority Limited, is acting for Network Associates in connection with the Acquisition and no-one else and will not be responsible to anyone other than Network Associates for providing the protections afforded to customers of Morgan Stanley and Co. Limited, nor for providing advice in relation to the Acquisition.

This announcement does not constitute an offer or an invitation to purchase any securities.

Network Associates, Inc. and Dr Solomon's Group PLC
Goldman Sachs International
622617
For immediate release.
Not for release, publication or distribution in Australia or Japan.


June 9, 1998

         ACQUISITION OF DR SOLOMON'S GROUP PLC BY NETWORK ASSOCIATES INC

Introduction

The Boards of Dr Solomon's and Network Associates announce that they have agreed the terms for the proposed Acquisition of the entire issued share capital of Dr Solomon's by Network Associates by means of a scheme of arrangement under section 425 of the Companies Act.

Both Boards expect the Acquisition to be completed within approximately 90 days, subject to Dr Solomon's shareholder and Court approval, regulatory reviews and the satisfaction or waiver of other conditions set out in Appendix I to this announcement.

Terms of the Acquisition

Under the terms of the Acquisition, holders of Dr Solomon's Ordinary Shares will receive 0.27625 shares of Network Associates' Common Stock for each Dr Solomon's Ordinary Share. As one Dr Solomon's ADS represents three Dr Solomon's Ordinary Shares, this is equivalent to 0.82875 shares of Network Associates' Common Stock for each Dr Solomon's ADS.

The Acquisition values the entire current issued share capital of Dr Solomon's at approximately $642 million (pound sterling 393 million) and each Dr Solomon's ADS at $34.81, based on the last sale price of $42.00 per share of Network Associates' Common Stock on NASDAQ on June 8, 1998 (the latest dealing day prior to the announcement of the Acquisition). This represents a premium of 15.5 per cent over the average last sale price of $30.15 of a Dr Solomon's ADS on NASDAQ for the 30 days prior to the date of this announcement and a premium of 8.4 per cent over the last sale price of $32.125 of a Dr Solomon's ADS on NASDAQ on June 8, 1998. The Acquisition will be a taxable transaction to US holders of Dr Solomon's Ordinary Shares and Dr Solomon's ADSs. The Acquisition is expected to be accounted for as a pooling of interests for US accounting purposes.

Following the completion of the Acquisition, it is expected that former holders of Dr Solomon's Ordinary Shares and Dr Solomon's ADSs will hold approximately 11.7% of the enlarged Common Stock of Network Associates (excluding the effect of the exercise of any options).

Network Associates currently holds 100 Dr Solomon's ADSs and intends to make further purchases (subject to applicable securities laws) of a small number of Dr Solomon's Ordinary Shares and/or Dr Solomon's ADSs (representing no more than 600 underlying shares) prior to the Effective Date. Network Associates intends that immediately following the Effective Date, Network Associates will transfer all or a portion of the Dr Solomon's Ordinary Shares owned by it to a direct or indirect subsidiary.

Fractions of new Network Associates' Common Stock will not be issued. In lieu thereof, holders of Dr Solomon's Ordinary Shares and/or Dr Solomon's ADSs will receive cash (without interest) in an amount equal to the product of such fractional part of Network Associates Common Stock multiplied by the closing market price of Network Associates Common Stock on NASDAQ on the day following the Effective Date. (Amounts of less than pound sterling 3.00 (or the US dollar equivalent) will be retained for the benefit of Network Associates). The Acquisition is subject to a number of terms and conditions which, together with the obligations of Network Associates and Dr Solomon's to implement the Scheme, are governed by the Transaction Agreement dated June 9, 1998. The conditions are set out in Appendix I to this announcement.

Recommendation

The directors of Dr Solomon's, who have been so advised by Goldman Sachs

International, financial adviser to Dr Solomon's, consider the terms of the Acquisition to be fair and reasonable. In providing advice to the directors of Dr Solomon's, Goldman Sachs International has taken into account the directors' commercial assessments.

The directors of Dr Solomon's are unanimously recommending holders of Dr Solomon's Ordinary Shares and Dr Solomon's ADSs to approve the Scheme and Acquisition, as they intend to do in respect of their own beneficial holdings totalling 10,125,000 Dr Solomon's Ordinary Shares, representing 18.3% of Dr Solomon's issued share capital.

Information on Dr Solomon's

Dr Solomon's, a leading supplier of anti-virus software in the UK and elsewhere in Europe, develops, markets and supports anti-virus software programs for PCs and PC networks. Dr Solomon's products provide effective and easy-to-use software solutions to the risks posed by the proliferation of new and increasingly sophisticated types of computer viruses. Dr Solomon's principal product line is the "Dr Solomon's Anti-Virus Toolkit" family of anti-virus software programs. Since its introduction in 1989, the Toolkit has become one of the leading global anti-virus software programs. The most recent version of the Toolkit can detect and identify more than 19,000 known computer viruses.

Dr Solomon's targets its sales and marketing efforts primarily at medium and large corporate customers with networks of PCs. A substantial percentage of Dr Solomon's sales are in the form of recurring revenues from corporate licenses. Dr Solomon's has over 150 people working in sales and approximately 60 third party international partners. Dr Solomon's products include award winning virus detection engine technology and feature-rich anti-virus management technology.

For the nine months ended February 28, 1998, on an unaudited basis, Dr Solomon's recorded operating profit of pound sterling 9.6 million (1997: pound sterling
6.1 million) and net income of pound sterling 6.9 million (1997: pound sterling
2.4 million), based on revenues of pound sterling 41.5 million (1997: pound sterling 25.4 million). For the last four reported quarters, ended February 28, 1998, on an unaudited basis, Dr Solomon's had total bookings of pound sterling
63.1 million, representing a 58% increase over the prior four quarters.

Dr Solomon's ADSs are quoted on NASDAQ and on EASDAQ. Dr Solomon's had a market capitalisation of $592 million as of June 8, 1998, based on a last sale price of $32.125 of Dr Solomon's ADSs on NASDAQ on that date. This represents a 89% increase on the IPO price of $17 per Dr Solomon's ADS. The IPO was completed in December 1996.

Information on Network Associates

With headquarters in Santa Clara, California, Network Associates, formed late last year by the merger of McAfee Associates and Network General, is a leading supplier of enterprise network security and management solutions. Network Associates focuses on providing broad and integrated network security and management software products for enterprise customers, targeting in particular the Windows NT/Intel platform. Network Associates customer base includes a significant number of Fortune 500 companies. Its PGP encryption and authentification technology is considered a worldwide standard for internet email and file encryption. Network Associates offers a comprehensive suite of network security products under the Net Tools Secure product suite including the Total Virus Defense suite of anti-virus products, featuring a multi-tiered approach to virus detection and eradication, and the Total Network Security suite of products including encryption, intrusion detection, authentication, and firewall products. Network Associates was one of the first anti-virus providers on the market to attack virus infection through a multi-tiered approach with the Total Virus Defense (TVD) suite. Network Associates Net Tools Manager product suite includes the Total Network Visibility suite of network fault and performance solutions and the Total Service Desk suite of integrated service desk solutions.

Network Associates' four product suites are sold under a product umbrella called Net Tools. Net Tools is being designed as a fully integrated product offering intended to reduce the total cost of managing an enterprise network.

Many of Network Associates' network security and management products are available on a stand-alone basis. Network Associates is also a leader in electronic software distribution, which is the principal means by which it markets and distributes its software products to its customers.

For the year ended December 31, 1997, Network Associates recorded operating profit of $194.0 million (1996: $136.5 million) (pre-acquisition and related costs) and net income of $147.5 million (1996: $94.8 million) (pre-acquisition and related costs), based on revenues of $612.2 million (1996: $407.6 million). For the year ended December 31, 1997, revenue growth for 1997 was 50%. As of March 31, 1998, Network Associates had $627 million in cash and $77 million in deferred revenue.

On May 29, 1998, Network Associates effected a 3-for-2 stock split by means of a stock dividend paid to stockholders of record on May 12, 1998.

Network Associates' Common Stock is quoted on NASDAQ. Network Associates had a market capitalisation of approximately $4.9 billion as of June 8, 1998, based on a last sale price of $42.00 per share of Network Associates' Common Stock on that date.

In April 1998 Network Associates acquired Magic Solutions International, Inc, a privately held provider of internal help desk and asset management solutions, and Trusted Information Systems, Inc, a publicly held provider of comprehensive security systems for computer networks for approximately $110 million and $300 million, respectively.

Background to and reasons for the Acquisition

The Boards of Dr Solomon's and Network Associates believe that Dr Solomon's and Network Associates represent an excellent fit in terms of technology, products, markets and infrastructure. The combined group will be one of the world's largest companies catering primarily to the network security and management markets, and offering a broad suite of products to protect, manage and monitor corporate networks for enterprise customers seeking the benefits of a secure, reliable computing network.

Today's announcement builds on the foundation of Network Associates' core strengths and extends its popular anti-virus technology, which evolved from its flagship product, McAfee VirusScan, an industry leader. Network Associates' core strengths include its broad product line, its position in the rapidly growing security market, its scale, its high quality services organisation with more than 85 seasoned security consultants, its installed base with over 50 million units distributed and its award-winning global virus research team with laboratories on 5 continents. Shortly after the Acquisition, Dr Solomon's Anti-Virus Toolkit will be available as part of Network Associates' enterprise security suites, the Total Virus Defense (TVD) suite, and Net Tools Secure, the only integrated software bundle on the market to incorporate anti-virus, encryption, authentication, firewall, intrusion detection and scanning technology.

Dr Solomon's strategy for the past two years has been based on three principal themes: the maintenance of its leadership in anti-virus technology; the defense and enhancement of its market leadership in the UK and Northern Europe; and achieving sustainable and profitable market shares.

The combination will provide Network Associates with the potential to access Dr Solomon's strong European distribution channels, benefit from Dr Solomon's strategic product technologies, strengthen Network Associates' suite of integrated security products, and achieve significant distribution channel and services synergies.

Dr Solomon's should benefit from being part of a larger group with a broader product range and greater overall market strength. Combining Network Associates' successful marketing, sales, distribution and customer service expertise with Dr Solomon's infrastructure, leading anti-virus technology, strong European distribution channels and loyal customer base, should provide for greater success for the combined Network Associates group than is likely to be achieved separately by either Dr Solomon's or Network Associates. Given the expected synergies and increased market opportunities created by the Acquisition, the Boards of Network Associates and Dr Solomon's believe the Acquisition will be beneficial to their respective shareholders and customers.

The Board of Network Associates expects that it will incur a one time charge in the third quarter of 1998, resulting from expenses and other charges associated with the Acquisition. Excluding this one time charge, the Board of Network Associates expects the Acquisition to be modestly dilutive to earnings per share in the third quarter of its financial year ending December 31, 1998, but is expected to be non-dilutive to earnings per share in the fourth quarter of its financial year ending December 31, 1998, and to be modestly accretive for the financial year ending December 31, 1999. This statement should not be interpreted to mean that the future earnings per share of Network Associates Common Stock will necessarily be greater than the earnings per share of Network Associates for its financial year ended December 31, 1997.

Bill Larson, CEO, Chairman and President of Network Associates, said:

"With today's news, Network Associates further demonstrates its vision and commitment to deliver world-class enterprise security products to the global market.

Network Associates is primed to deploy integrated enterprise security systems to Europe's largest companies."

Geoff Leary, Chief Executive of Dr Solomon's, said:

"I believe that Dr Solomon's and Network Associates represent an excellent fit in terms of products, markets and infrastructure. The combination should enable one of the most comprehensive ranges of security products to be made available to Dr Solomon's customers around the world."

Integration and growth opportunities

Network Associates intends managing the integration of Dr Solomon's as rapidly and as efficiently as possible. Dr Solomon's Anti-Virus Toolkit 8 is expected to be shipped on schedule in Fall 1998 and both complete product lines will be included in Network Associates suites shortly after the transaction closes. In early 1999, Network Associates expects to begin shipping an upgrade incorporating the best of Network Associates and Dr Solomon's technology. This will be a free upgrade to subscribers of either existing product.

Through the Acquisition, Network Associates is expected to benefit from enhanced growth opportunities including acceleration of growth in the international security software market, acceleration of the enterprise transition in Europe, and incorporation of the best elements from both product lines. Further, Network Associates intends expanding penetration into large European accounts through the breadth of its product line and the strength of its services and consulting organisation. Also, Network Associates intends upgrading Dr Solomon's customers to comprehensive Network Security suites.

Management and employees

Since the two companies compete in many of the same markets with similar product lines, it is expected that in order to achieve synergistic benefits from the Acquisition, there will be some rationalisation within the combined workforce. Transition planning for the merging of the worldwide combined workforce will begin immediately. Our staff are a major asset of the business and ensuring their effective and productive deployment will be a key success factor for the enlarged organisation. Network Associates confirms that existing employment rights, including pension rights, of the management and all employees of Dr Solomon's Group will be fully safeguarded.

Dr Solomon's Share Option Schemes

The terms of the Scheme, if approved by Dr Solomon's Shareholders and the Court, will bind the holders of all Dr Solomon's Ordinary Shares (and the holders of Dr Solomon's ADSs via the Depositary), including those issued upon exercise of options, in issue on the day prior to the Effective Date.

Options granted under the Dr Solomon's Company Share Option Scheme 1996 and the Dr Solomon's Executive Share Option Scheme 1996 (the "1996 Schemes") become exercisable during a six month period commencing on the date option holders are formally notified about the Scheme. Such exercise will be conditional on the Scheme becoming effective. Options granted under the Dr Solomon's Group Share Option Scheme will be exercisable for one month following the date the Scheme becomes effective. As an alternative to exercise, option holders will be permitted to release their options over Dr Solomon's Ordinary Shares in consideration for the grant of options of an equivalent value over shares of Common Stock in Network Associates. As a further alternative, holders of options granted under the 1996 Schemes will be permitted to cancel their options and receive Network Associates Common Stock with a value equal to the latent profit in their options.

Expected Timetable (Subject to change)

Posting of Scheme Circular - June 26, 1998

Latest date for Dr Solomon's ADS holders to instruct the Depositary how to vote
- July 16,1998

Latest date for proxies from Dr Solomon's Ordinary Shareholders to be received - July 19, 1998

Dr Solomon's Shareholders' Meetings - July 21, 1998

Final Court hearing to sanction the Scheme - August 12, 1998

Effective date of the Scheme, de-listing and completion of Acquisition - August 13, 1998

General

The Acquisition will be subject to the conditions and certain further terms which are set out in Appendix I to this announcement and to such other terms which will be set out in the Scheme Circular as may be required to comply with the Companies Act and the provisions of the City Code. Persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

Enquiries:
Dr Solomon's

Geoff Leary, Chief Executive                             +44 1296 318 700
David Stephens, Finance Director                         +44 1296 318 700

Goldman Sachs International

Fergal O'Driscoll                                        +44 171 774 1000
Greg Lemkau                                               +1 415 393 7500

Shandwick Consultants

Rollo Head                                               +44 171 329 0096

Network Associates


Prabhat Goyal, Chief Financial Officer                    +1 408 346 3110

Morgan Stanley

Andrew Bell                                              +44 171 425 5555
Nicholas Osborne                                          +1 650 234 5500

This announcement contains forward-looking statements including with respect to the consummation of the Acquisition and the integration of products, and opportunities and synergies related to the Acquisition. Because such statements apply to future events, they are subject to risks and uncertainties that could cause the actual results to differ materially, including without limitation, integration risks related to the Acquisition and the risk that the Acquisition will not be consummated, and the risks that the anticipated benefits of the Acquisition will not be realised.

This announcement is published on behalf of Network Associates and Dr Solomon's and has been approved by Morgan Stanley & Co. Limited and Goldman Sachs International, each of which are regulated by The Securities and Futures Authority Limited, for the purposes of section 57 of the Financial Services Act 1986.

Goldman Sachs International, which is regulated by The Securities and Futures Authority Limited, is acting for Dr Solomon's in connection with the Acquisition and no-one else and will not be responsible to anyone other than Dr Solomon's for providing the protections afforded to customers of Goldman Sachs International, nor for providing advice in relation to the Acquisition.

Morgan Stanley and Co. Limited, which is regulated by The Securities and Futures Authority Limited, is acting for Network Associates in connection with the Acquisition and no-one else and will not be responsible to anyone other than Network Associates for providing the protections afforded to customers of Morgan Stanley and Co. Limited, nor for providing advice in relation to the Acquisition.

This announcement does not constitute an offer or an invitation to purchase any securities.

Appendix I contains the conditions of the Scheme and certain other terms of the Acquisition.

Appendix II contains the definitions of terms used in this announcement.






APPENDIX I

The conditions of the Scheme and certain other terms of the Acquisition

Under the terms of the Transaction Agreement, the obligations of Network Associates and Dr Solomon's to effect the Scheme are subject to the satisfaction or waiver on or prior to the Effective Date in the case of the condition set out in paragraph 2 below, and immediately prior to commencement of the hearing at which the Court grants the Final Court Order (the hearing at which such order is granted being the Final Hearing) in the case of each of the other conditions set forth below, of the following conditions:

1. approval of the Scheme by a majority in number, representing at least 75% in value, of the holders of the Dr Solomon's Ordinary Shares present and voting in person or by proxy at the Court Meeting and the special resolution to be proposed at the Extraordinary General Meeting being duly passed (the Required Shareholders Vote);


2. the Scheme being sanctioned, and the reduction of capital involved therein being confirmed, by the Court, with or without modification; and an office copy of such order shall have been duly delivered to the Registrar of Companies for registration and the Registrar shall have issued its certificate of such registration;

3. the waiting period (and any extension thereof) applicable to the Acquisition under the US Hart-Scott Rodino Antitrust Improvements Act of 1976 shall have been terminated or shall have expired; the U.K. Office of Fair Trading shall have indicated prior to the commencement of the Final Hearing, in terms satisfactory to Network Associates, that it is not the intention of the Secretary of State for Trade and Industry to refer the proposed acquisition by Network Associates of Dr Solomon's, or any matters arising therefrom, to the Monopolies and Mergers Commission; and the receipt of such other consents, authorisations, filings, approvals and registrations as are necessary;

4. no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Scheme shall be in effect; provided, however, that each of the parties shall have used all reasonable best efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible to any such injunction or other order that may be entered;

5. there not being any pending or threatened any suit, action, investigation or proceeding by any court, administrative agency or commission or other governmental or regulatory body or authority or instrumentality (each being a Governmental Entity), (i) seeking to restrain or prohibit the consummation of the Scheme or any of the other transactions contemplated by the Transaction Agreement or seeking to obtain from Network Associates or Dr Solomon's or any of their respective subsidiaries any damages that are material in relation to Network Associates and its subsidiaries taken as a whole or Dr Solomon's and its subsidiaries, taken as a whole, as applicable, (ii) seeking to prohibit or limit the ownership or operation by Network Associates or Dr Solomon's or any of their respective subsidiaries of any material portion of the business or assets of Network Associates and its subsidiaries taken as a whole or Dr Solomon's and its subsidiaries taken as a whole, or seeking to require Network Associates or Dr Solomon's or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of Network Associates and its subsidiaries, taken as a whole, or Dr Solomon's and its subsidiaries, taken as a whole, as a result of the Scheme or any of the other transactions contemplated by the Transaction Agreement, or (iii) which otherwise is reasonably likely to have a material adverse effect on either Network Associates or Dr Solomon's.

6. Network Associates having received letters from each of Coopers & Lybrand L.L.P. and Deloitte & Touche, respectively, dated within two (2) business days prior to the date of the Final Hearing, regarding that firm's concurrence with Network Associates' management's and Dr Solomon's management's conclusions as to the appropriateness of pooling of interest accounting for the Scheme under U.S. Accounting Principles Board Opinion No. 16, if the Scheme is consummated in accordance with the Transaction Agreement.

The obligations of Dr Solomon's to effect the Scheme are further subject to satisfaction (or waiver by Dr Solomon's) immediately prior to commencement of the Final Hearing of the following conditions:

1. The representations and warranties of Network Associates set forth in the Transaction Agreement that are qualified as to materiality being true and correct, and the representations and warranties of Network Associates set forth in the Transaction Agreement that are not so qualified being true and correct in all material respects, in each case as of the date of the Transaction Agreement and, except to the extent such representations and warranties speak as of an earlier date or as could not reasonably be expected to have a material adverse effect on Network Associates, as of the date of the Final Hearing as though made on and as of commencement of the Final Hearing, except as otherwise contemplated by the Transaction Agreement and Dr Solomon's having received a certificate signed on behalf of Network Associates by the chief executive officer and the chief financial officer of Network Associates to that effect.

2. Network Associates having performed in all material respects all obligations required to be performed by it under the Transaction Agreement prior to the date of the Final Hearing, and Dr Solomon's having received a certificate signed on behalf of Network Associates by the chief executive officer and the chief financial officer of Network Associates to such effect.

3. Dr Solomon's having received, in a form reasonably acceptable to the directors of Dr Solomon's, clearance from the Inland Revenue under Section 138 of the Taxation of Chargeable Gains Act 1992 for transactions involved in the Scheme.

4. The shares of Network Associates Common Stock to be issued to effect the Acquisition being approved for listing on NASDAQ.

5. No material adverse effect with respect to Network Associates having occurred since the date of the Transaction Agreement and continuing.

6. Dr Solomon's having received a legal opinion in the agreed form, dated as of the date of the Final Hearing, from Wilson Sonsini Goodrich & Rosati.

The obligations of Network Associates to effect the Acquisition are further subject to the satisfaction (or waiver by Network Associates) immediately prior to the commencement of the Final Hearing of the following conditions:

1. The representations and warranties of Dr Solomon's set forth in the Transaction Agreement that are qualified as to materiality being true and correct, and the representations and warranties of Dr Solomon's set forth in the Transaction Agreement that are not so qualified being true and correct in all material respects, in each case as of the date of the Transaction Agreement and, except to the extent such representations and warranties speak as of an earlier date or as could not reasonably be expected to have a material adverse effect on Dr Solomon's, as of the date of the Final Hearing as though made on and as of commencement of the Final Hearing, except as otherwise contemplated by the Transaction Agreement and Network Associates having received a certificate signed on behalf of Dr Solomon's by the chief executive officer and the chief financial officer of Dr Solomon's to that effect.

2. Dr Solomon's having performed in all material respects all obligations required to be performed by it under the Transaction Agreement prior to the date of the Final Hearing, and Network Associates having received a certificate signed on behalf of Dr Solomon's by the chief executive officer and the chief financial officer of Dr Solomon's to that effect.

3. No material adverse effect with respect to Dr Solomon's having occurred since the date of the Transaction Agreement and continuing.

4. Each of the directors of Dr Solomon's at the request of Network Associates having submitted their resignation as directors to take effect as of the Effective Date, but without prejudice to their respective rights as employees and Dr Solomon's and Network Associates acknowledge that such resignations shall not constitute resignations by any director as an employee or breach by the directors of their terms of employment, or entitle Dr Solomon's to terminate the employment of any of the directors.

5. Network Associates having received a legal opinion in the agreed form, dated the date of the Final Hearing, from Macfarlanes.

Termination of the Transaction Agreement

The Transaction Agreement may be terminated at any time prior to the commencement of the Final Hearing, whether before or after approval of matters presented in connection with the Scheme by the shareholders of Dr Solomon's:

1.    by mutual written consent of Dr Solomon's and Network Associates;

2.    by either Dr Solomon's or Network Associates,

(i) if the Required Shareholders Vote shall not have been obtained at the duly held Dr Solomon's shareholder meetings or an adjournment thereof;

(ii) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Acquisition and such order, decree, ruling or other action shall have become final and nonappealable;

(iii) in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in the Transaction Agreement which would result in the failure of a condition to the obligations of such party under the Transaction Agreement and cannot reasonably be or has not been cured within 20 days after the giving of written notice to the breaching party of such breach but in any event prior to the commencement of the Final Hearing (a Material Breach) (provided that the terminating party is not then in Material Breach of any representation, warranty, covenant or other agreement contained in the Transaction Agreement);or

(iv) if the Effective Date shall not have occurred by October 31, 1998, for any reason provided, however, that the right to terminate the Transaction Agreement shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Effective Date to occur on or before such date and such action or failure to act constitutes a breach of the Transaction Agreement.

3. by Dr Solomon's: if the Board of Directors of Dr Solomon's approves or recommends a bona fide Dr Solomon's Acquisition Proposal (see below) to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the Dr Solomon's Ordinary Shares then outstanding or all or substantially all the assets of Dr Solomon's, and otherwise on terms which the Board of Directors of Dr Solomon's determines in its good faith reasonable judgement to be more favourable to Dr Solomon's stockholders than the Acquisition (after having received the advice of Dr Solomon's independent financial adviser as to the value of the consideration provided for in such proposal) and for which financing, to the extent required, is then committed or which, in the good faith reasonable judgement of the Dr Solomon's Board of Directors, is reasonably capable of being financed by such third party (a Dr Solomon's Superior Proposal) and Dr Solomon's shall have paid to Network Associates the break up fee;

4.    by Network Associates:

(i) if, prior to the Dr Solomon's shareholders meetings, any proposal for a merger or other business combination, any scheme of arrangement, exchange offer, liquidation, or takeover offer (within the meaning of Section 428 of the Companies Act) involving Dr Solomon's or any of its subsidiaries or any proposal or offer to acquire in any manner, directly or indirectly, an equity interest of 15% or more in any voting securities of or a substantial portion of the assets of Dr Solomon's or any of its subsidiaries, or any other similar transactions the consummation of which could reasonably be expected to prevent or materially impede, interfere with, or delay the Acquisition (a Dr Solomon's Acquisition Proposal) is commenced, publicly proposed, publicly disclosed or communicated to Dr Solomon's (or the willingness of any person to make a Dr Solomon's Acquisition Proposal is publicly disclosed or communicated to Dr Solomon's) and the Board of Directors of Dr Solomon's or any committee thereof shall have withdrawn or modified in a manner adverse to Network Associates its approval or recommendation for the Required Shareholders Vote, and approved or recommended the Dr Solomon's Acquisition Proposal, or resolved to do the foregoing actions;

(ii) if Dr Solomon's shall have entered into any agreement with respect to any Dr Solomon's Superior Proposal; or

(iii) if the Effective Date shall not have occurred on or prior to August 31, 1998, other than as a result of a material breach of the Transaction Agreement by Network Associates or as a result of the failure to satisfy the U.S. anti-trust condition in paragraph 3 above (set out in the conditions to be satisfied or waived prior to the Final Hearing) prior to such date (when such failure shall be the result of a material breach by Dr Solomon's of its objections contained in the

      Transaction Agreement).

Payment on Termination

1.    Dr Solomon's shall promptly pay, or cause to be paid, to Network
      Associates:

(i) U.S. $3,500,000, if the Transaction Agreement is terminated by Dr Solomon's in the circumstances set out in 3 above;

(ii) U.S. $3,500,000, if the Transaction Agreement is terminated by Network Associates in the circumstances set out in (4)(i) or (ii) above;

(iii) U.S. $500,000, if the Transaction Agreement is terminated by either Dr Solomon's or Network Associates in the circumstances set out in (2)(i) above (provided that Network Associates is not in material breach of the Transaction Agreement and at the time of the Extraordinary General
      Meeting there shall have been no material adverse effect on Network Associates) or U.S.$3,500,000, (less any earlier payment) if the Transaction Agreement is so terminated and within the nine month period following any such transaction Dr Solomon's shall consummate a Dr Solomon's Acquisition Proposal or enter into any agreement, understanding or commitment with respect to a Dr Solomon's Acquisition Proposal and such transaction is consummated.

(iv) U.S. $3,500,000, if the Transaction Agreement is terminated by Network Associates in the circumstances set out in (4)(iii) above (provided that Network Associates is not in material breach of the Transaction Agreement and at the time of such termination there shall have been no material adverse effect on Network Associates) and within the nine month period following any such termination Dr Solomon's shall consummate a Dr Solomon's Acquisition Proposal or enter into any agreement, understanding or commitment with respect to a Dr Solomon's Acquisition Proposal and such transaction is consummated.

      In no event shall more than $3,500,000 be payable to Network Associates under the foregoing provisions.









APPENDIX II

Definitions

In this announcement, the following definitions apply unless the context requires otherwise:

"Acquisition"                the proposed acquisition of the entire issued share
                             capital of Dr Solomon's to be effected by means of the Scheme;

"Business Day"               a day (other than a Saturday or Sunday) on which
                             banks are generally open in London for normal business;

"City Code"                  the City Code on Takeovers and Mergers;

"Companies Act"              the Companies Act of 1985 (as amended) of England
                             and Wales;

"Court"                      the High Court of Justice in England and Wales;

"Court Meeting"              the meeting of the holders of Dr Solomon's Shares
                             to be convened pursuant to an Order of the Court for the purposes of approving the Scheme;

"Depositary"                 The Bank of New York;

"Dr Solomon's"               Dr Solomon's Group PLC;

"Dr Solomon's ADS(s)"        American Depositary Share(s) of Dr Solomon's, each
                             representing three ordinary shares of 1p each in the share capital of Dr Solomon's which are traded on NASDAQ and EASDAQ;

"Dr Solomon's Group"         Dr Solomon's and its subsidiary and associated
                             undertakings;

"Dr Solomon's                ordinary shares of 1p each in the share capital of
Ordinary Shares"             Dr Solomon's;

"Dr Solomon's                holders of Dr Solomon's Ordinary Shares and Dr
Shareholders"                Solomon's ADSs;

"Dr Solomon's Share          the Dr Solomon's Company Scheme 1996, the Dr
Option Schemes"              Solomon's Group Share Option Scheme, the
                             Dr Solomon's Executive Share Option Scheme 1996, and the Dr Solomon's Savings Related Option Scheme;

"Dr Solomon's Trust"         the Dr Solomon's Employee Benefit Trust constituted
                             by a trust deed between Dr Solomon's and Bank of Scotland (International) Limited dated August
                             15,1996;

"EASDAQ"                     European Association of Securities Dealers
                             Automated Quotation;

"Effective Date"             the date on which the Scheme becomes effective,
                             which is expected to be August 13, 1998,

"Extraordinary               the extraordinary general meeting of Dr Solomon's
 General Meeting"            to be convened inter alia for the purposes of
                             approving the Acquisition;

"Final Court Order"          the order of the Court sanctioning the Scheme under
                             Section 425 of the Companies Act and confirming the cancellation of the share capital in connection therewith under Section 137 of the Companies Act;

"Goldman Sachs"              Goldman Sachs International;

"Meetings"                   the Court Meeting and the Extraordinary General
                             Meeting;


"Morgan Stanley"             Morgan Stanley & Co. Limited;

"NASDAQ"                     The NASDAQ National Market;

"Network Associates"         Networks Associates, Inc.;

"Network Associates'         common stock of Network Associates, par value
 Common Stock"               $0.01;

"Offer period"               the period commencing on June 9, 1998 (being the
                             date of this announcement) until close of business
                             in the UK on the date of the Meetings;

"Panel"                      the Panel on Takeovers and Mergers;

"Record Date"                the business day immediately preceding the Effective Date;

"Record Time"                10.00 p.m. (London time) on the Record Date;


"Registrar"                  The Registrar of Companies in England and Wales

"1996 Schemes"               Dr Solomon's Company Share Option Scheme 1996 and
                             the Dr Solomon's Executive Share Option Scheme
                             1996;

"Scheme"                     the proposed scheme of arrangement under section
                             425 of the Companies Act between Dr Solomon's and
                             Dr Solomon's Ordinary Shareholders to be set out in the Scheme Circular

"Scheme Circular"            the circular proposed to be despatched to holders
                             of Dr Solomon's Ordinary Shares and Dr Solomon's
                             ADSs setting out details of the Acquisition and the
                             Scheme, information about Dr Solomon's and Network
                             Associates and containing the notices of the
                             Meetings;

"Scheme Shares"              the Dr Solomon's Ordinary Shares in the capital of
                             Dr Solomon's in issue at the date of the Scheme
                             Circular, together with all (if any) additional Dr
                             Solomon's Ordinary Shares which (i) may be issued
                             prior to the Court Meeting and (ii) may be issued
                             on or after the date of the Court Meeting and up
                             until the Record Time;

"Transaction                 the agreement dated June 9, 1998, between Network
Agreement"                   Associates and Dr Solomon's, containing the terms
                             and conditions of the Acquisition;


"United Kingdom" or "UK"     the United Kingdom of Great Britain and Northern
                             Ireland;

"United States" or "US"      the United States of America, its territories and
                             possessions, any state of the United States of
                             America, the District of Columbia, and all other
                             areas subject to its jurisdiction;

In this document, where the sterling equivalent is given for a US dollar sum, or vice versa, the exchange rate used (save where otherwise stated) is US $1.6340/pound sterling1.

References to June 8, 1998 are to the latest practicable date prior to the making of this announcement.